4imprint Group plc

02 NOV 26 AM 9:41

02060014

SUPPL

13 November 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
12.11.02	LSE Notification – Fidelity International Limited.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

If you should have any questions or comments, please call the undersigned at 001-44-161 272 0389.

Yours faithfully

pp [signature]

dlw 11/26

Craig Slater
Finance Director

RNS | The company news service from the London Stock Exchange

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Company	4Imprint Group PLC
TIDM	FOUR
Headline	Holding(s) in Company
Released	18:03 12 Nov 2002
Number	7130D

To Tim Hallam / Carla Watts Date 12/11/02
Fax No. 0870 757 1288 No. of Pages
Company 4imprint Group.
From Julie Howe
Fax No. 020 7020 5107
Company WestLB Panmure
FAX 1214467
CONFIRMATION OF ANNOUNCEMENT

4Imprint Group PLC ("The Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

The Company received a notification yesterday from Fidelity International Limited informing it that, Fidelity International Limited, and its direct and indirect subsidiaries, and Mr Edward C. Johnson 3rd (Principal Shareholder of Fidelity International Limited) has a notifiable interest in 3,931,913 ordinary shares, representing 13.69% of the Company's issued Ordinary Share Capital.

These shares are registered as follows :

Clydesdale Bank (Head Office) Nominees Limited a/c FISL	3,455,580
Clydesdale Bank (Head Office) Nominees Limited a/c FIS	211,633
Chase Nominees Limited	264,700

12 November, 2002

WestLB Panmure Limited

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